[Letterhead of Luse Gorman, PC]

(202) 274-2007	nquint@luselaw.com

April 29, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.:	Kathryn McHale, Esq.

Re:	Provident Bancorp, Inc. (Registration No. 333-202716)
Registration Statement on Form S-1

Dear Ms. McHale:

On behalf of Provident Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated April 9, 2015, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

Emerging Growth Company Status

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please be advised that the Company does not intend to provide any written communications in reliance on Section 5(d) of the Securities Act.

Summary, the Companies; Our Business, page 1

2.	We note your statement in the last sentence of the third paragraph that during the past four years your deposits increased by 41% and loans increased by 48%. Please summarize the major causes for the growth including the extent to which the growth in deposits was attributable to purchasing brokered deposits and the extent to which the growth in loans was attributable to changes in underwriting standards,

Securities and Exchange Commission

April 29, 2015

purchasing loans, the sale of preferred stock to the U.S. Treasury and/or increased in liabilities such as borrowing from the Federal Home Loan Bank. Please disclose how these increases affected your net income for each of the four years.

Page 1 has been revised, as requested.

Summary, How We Intend to Use the Proceeds From the Offering, page 7

3.	Please reconcile your statement that you “intend to redeem at least 50% of the SBLF preferred stock” with the following:

•	in the registration statement you are registering for resale of 100% of the SBLF stock;” and

•	you have not sought or obtained the prior approval of the Federal Reserve Board which is required before you can make any redemption of the preferred stock.

Although the U.S. Treasury has exercised its “piggyback” registration rights, such exercise does not require the offer and sale of the SBLF preferred stock. Page 15 has been revised to include language from the cover page of the prospectus, and to clarify that no action is being taken with respect to an offering of the SBLF preferred stock.

We note that the prospectus describes how any proposed redemption of the SBLF preferred stock is conditioned on future regulatory approval, such that the Company cannot guarantee that it will be permitted to make such redemption. Please see page 8 (“Any redemption of the SBLF preferred stock will require the prior approval of the Federal Reserve Board. As of the date of this prospectus, we have not submitted an application to the Federal Reserve Board, and therefore there can be no assurance that we will receive such approval.”).

Summary, Limits on How Much Common Stock You May Purchase, page 9

4.	Please confirm that these limits apply to directors and officers who receive restricted stock awards, stock options, or shares from the employee stock ownership plan.

We confirm that the purchase limitations apply to directors and officers who receive restricted stock awards, stock options, or shares from the employee stock ownership plan.

Securities and Exchange Commission

April 29, 2015

Summary, Benefits to Management, page 13

5.	Please disclose the source of the twelve month percentage limitations on the amount of stock you can issue to key employees and directors through stock awards and stock options.

Page 14 has been revised, as requested.

Summary, Emerging Growth Company Status, page 14

6.	Please revise to disclose your irrevocable election to comply with new accounting pronouncements.

Page 15 has been revised, as requested.

How We Intend to Use the Proceeds From the Offering, page 36

7.	We note your discussion in the second paragraph on page 37 regarding the prohibition (under both federal and Massachusetts regulations) on your repurchasing common stock. Please clarify whether these regulations apply to repurchases of preferred stock.

Please note that Federal Reserve Board regulations apply to “Repurchase of conversion shares” while Massachusetts regulations apply to repurchases of stock “within three years of its date of issuance.” Neither rule would affect the redemption of the SBLF preferred stock, and the Company does not otherwise have preferred stock outstanding. Page 43 indicates that Federal Reserve Board approval is required for the redemption of the SBLF preferred stock, and we request that no further revisions be required as such revisions would not be applicable to the Company or the subject stock offering.

Management’s Discussion and Analysis, page 50

8.	Please revise the section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, specific economic conditions in your market area and anticipated increases in interest rates determined by the Federal Reserve.

Pages 56 and 57 have been revised, as requested.

Securities and Exchange Commission

April 29, 2015

Contractual Obligations and Off-Balance Sheet Arrangements, page 74

9.	We note you reported $30,125,000 of long-term debt obligations in the table on page 74. This appears to represent your FHLB advances. Please tell us why you have not included the $9.1 million of advances maturing in 2016 in your table or revise to include this amount in your amended filing.

Page 81 has been revised to include the advances maturing in 2016.

Competition, page 76

10.	As required by Item 101(c)(1)(x) please revise the section to identify dominant competitors in your market area such as TD Bank which has market share of 27% in Rockingham county and 13% in Essex county and Bank of America which has market share of 12% in Rockingham county and 8% in Essex county.

Page 83 has been revised, as requested.

Lending Activities, page 76

11.	We note your disclosure stating that the tabular data on page 77 is “by type at the dates indicated.” However, we did not note any dates on the table and thus it is not clear to what period the tabular information represents. Please revise to clarify in your amended filing.

Page 84 has been revised, as requested.

Management, page 99

Committees of the Board of Directors, page 101

12.	We note that you do not disclose any information regarding any committee. Please disclose when each committee began functioning and who serves on each committee.

Page 108 has been revised to disclose the members of each committee. We respectfully request that the Company not be required to disclose the beginning date of each committee, as (i) such information is not required by Regulation S-K for a Registration Statement on Form S-1 and (ii) as the Company was formed in 2011 and has operated as a wholly-owned subsidiary of another company since that time (as opposed to as a public company), we believe that such disclosure would not be meaningful to an investor.

Securities and Exchange Commission

April 29, 2015

Subscriptions by Directors and Executive Officers, page 109

13.	Please provide the data for each beneficial owner.

Page 116 has been revised, as requested.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

14.	We note you reported $0 and $17.4 million in loans purchased during the years ended December 31, 2014 and December 31, 2013, respectively. On page 82 you state you generally do not purchase whole loans but purchased $10.9 million and $14.1 million of loan originations during the years ended December 31, 2014 and December 31, 2013, respectively. Please reconcile these statements and amend your filing accordingly.

Pages 89 and F-7 have been revised to indicate purchases of $10.6 million and $17.4 million during the years ended December 31, 2014 and 2013, respectively, as requested.

15.	As a related matter, we note your disclosure on page 82 stating that you sold $7.1 million and $1.1 million in loan participation interests during the years ended December 31, 2014 and December 31, 2013, respectively. Please tell us where these sales are reported in the consolidated statements of cash flows.

Page 89 has been revised to remove the word “sold” when referring to loan participations, as such interests are not actually sold to other financial institutions, but represent partial funding of loans at origination.

Note 4 – Loans, page F-20

16.	We note your discussion of sold mortgage loans with servicing rights retained, on page F-26. We further note your disclosure stating the unpaid principal balances of mortgage and other loans serviced for others was $12.6 million as of December 31, 2014. On page 82 you state you were “only servicing eight loans, totaling $1.0 million” at December 31, 2014. Please reconcile these statements and amend your filing accordingly.

Page 89 has been revised to add a reference to the additional $11.6 million of commercial real estate loans serviced as of December 31 2014, as requested.

Securities and Exchange Commission

April 29, 2015

Note 5 – Premises and Equipment, page F-26

17.	Please revise to disclose depreciation expense for each period presented in your amended filing. Refer to ASC 360-10-50-1.

Page F-26 has been revised, as requsted.

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments. We request that the staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	David P. Mansfield, President and

Chief Executive Officer

Lawrence Spaccasi, Esq.